Exhibit 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, Starfighters Space, Inc. (the "Company") has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, being the Company's shares of common stock (the "Common Stock").

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation and our Bylaws, as amended, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

Authorized Capital Shares

We are authorized to issue 200,000,000 shares of Common Stock, having a par value of $0.00001 per share.

As of December 31, 2025, we had 43,891,846 shares of Common Stock issued and outstanding.

As of April 13, 2026, we had 44,173,972 shares of Common Stock issued and outstanding.

Voting Rights

Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of Common Stock held by such stockholder which has voting power upon the matter in question. In all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares of common stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the Certificate of Incorporation or the Bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Dividend Rights

The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our Board out of legally available funds.

Rights upon Liquidation

In the event of liquidation, dissolution or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities.

Other Rights

No holders of Common Stock will be entitled to pre-emptive, conversion, or subscription rights contained in the Certificate of Incorporation or Bylaws. There are no redemption or sinking fund provisions applicable to the Common Stock.

Listing

The trading market for our shares of Common Stock is the NYSE American under the trading symbol "FJET."

Warrants

As of December 31, 2025, we had 6,346,420 common stock purchase warrants ("Warrants") issued and outstanding ranging in exercise prices from $0.33 to $3.59 and having expiry dates of September 15, 2028 to September 6, 2029.

As of April 13, 2026, we had 6,291,420 Warrants issued and outstanding ranging in exercise prices from $0.33 to $3.59 and having expiry dates of September 15, 2028 to September 6, 2029.